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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer, Helvetic Airways Sign Letter of Intent for Up to 24 E2s

Farnborough, UK, July 17, 2018 – Embraer announced today at the Farnborough Air Show that Zurich based Helvetic Airways has signed a Letter of Intent (LoI) for 12 E190-E2 and purchase rights for a further 12, with conversion rights to the E195-E2. If all purchase rights are exercised, the deal has a list price of USD 1.5 billion. The order will be included in Embraer’s backlog as soon as it becomes firm, which will happen in the coming months.

The first 12 E190-E2 aircraft will begin replacing Helvetic’s five Fokker 100s and seven E190s, starting in late 2019 and completing in autumn 2021. The purchase options for a further 12 aircraft (E190-E2 or E195-E2) will enable Helvetic Airways to grow according to market opportunities.

Tobias Pogorevc, CEO of Helvetic Airways, said, “Our existing Embraer fleet is performing with excellent dispatch rates and our Fokker 100s have been very productive in the last 12 years. However, with the new E2 family, Helvetic will consolidate its highly reliable operation with the quietest and most efficient next generation aircraft available. Furthermore, moving from the current E190 to the E2 fleet will be simple for our well-trained pilots, as only two and half days of ‘non-simulator’ transition training is needed.”

“Being entrusted with an airline’s entire fleet refreshment is a deep honour for Embraer, and an important endorsement of the service Helvetic has already received as a long term E-Jet customer,” said Martyn Holmes, Vice President Europe, Russia, Central Asia & Leasing, for Embraer Commercial Aviation. “Respect for the environment in which they operate, coupled with a clear desire to grow, makes the E2 – the cleanest, quietest, and most efficient aircraft family in the segment – the perfect solution to help realise Helvetic’s significant ambitions.”

Helvetic’s plans to operate to London City Airport in the future received a further boost last week (13th July) when the E2 made its debut at the airport located in the city of London.

Embraer is the world’s leading manufacturer of commercial jets up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Helvetic Airways

Helvetic Airways AG operates seven Embraer 190 and five Fokker 100 aircraft. Four Embraer 190 aircraft are in the long-term service of Swiss International Air Lines as part of an ACMI partnership. Helvetic Airways uses the remaining aircraft for ACMI flights and their own scheduled and charter business. Helvetic Airways also operates a maintenance facility at Zurich airport (EASA Part 145). The company currently employs 440 staff.

Helvetic Airways has worked in close cooperation with Horizon Swiss Flight Academy Ltd., Kloten, Switzerland (www.horizon-sfa.ch), since April 2008. Both companies are part of the Helvetic Airways Group, Freienbach, Switzerland.

Contact for Media images:

https://helvetic.com/de/mediacentre/mediaimage
or marketing@helvetic.com

Contact for Media inquiries:
press@helvetic.com

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer